U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 4

                                 OMB APPROVAL
                            OMB Number:  3235-0287
                         Expires:  September 30, 1998
               Estimated average burden hours per response:  0.5

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                  Section 17(a) of the Public Utility Holding
  Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.   Name and Address of Reporting Person*

     Last, First, Middle:  Newmont Mining Corporation

     Street:  1700 Lincoln Street

     City, State, Zip:  Denver, CO  80203

2.   Issuer Name and Ticker or Trading Symbol
          Newmont Gold Company (NGC)
3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year
          November 1997

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     ( ) Director   (x) 10% Owner
     ( ) Officer (give title below)   ( ) Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)

     (x) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person
*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

                       Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
          1. Title of Security             2.  Transaction Date    3. Transaction     4. Securities Acquired (A)
             (Instr. 3)                        (Month/Day/Year)       Code               or Disposed of (D)
                                                                      (Instr. 8)         (Instr. 3, 4, and 5)


                                                                                                    (A) or
                                                                   Code        V      Amount        (D)       Price

  (1)     Common Stock                            11/30/97            X**                     516      A           28.79

  (2)
  (3)



                                                      Table I -- Continued
          1. Title of Security                   5.  Amount of Securities    6.  Ownership Form:    7.  Nature of Indirect
             (Instr. 3)                              Beneficially Owned          Direct (D) or          Beneficial Ownership
                                                     at End of Month             Indirect (I)           (Instr. 4)
                                                     (Instr. 3 and 4)            (Instr. 4)

  (1)     Common Stock                                                                 D
  (2)                                                          156,472,056

  (3)


   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



                         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                 (e.g., puts, calls, warrants, options, convertible securities)
          1.  Title of Derivative Security            2. Conver-     3. Trans-     4.  Transac-      5.  Number of Deriv-
              (Instr. 3)                                 sion or        action         tion Code         ative Securities
                                                         Exercise       Date           (Instr. 8)        Acquired (A) or
                                                         Price of       (Month/                          Disposed of (D)
                                                         Deriv-         Day/                             (Instr. 3, 4 and 5)
                                                         ative          Year)
                                                         Security



                                                                                   Code      V       (A)            (D)

  (1)     Option (right to buy)                             28.79     11/30/97       X**                                  516

  (2)
  (3)



                                                     Table II -- Continued
          1. Title of Derivative Security                        6. Date Exercisable and     7.  Title and Amount of
             (Instr. 3)                                             Expiration Date              Underlying Securities
                                                                    (Month/Day/Year)             (Instr. 3 and 4)
                                                                                                               Amount or
                                                                 Date          Expiration                      Number of
                                                                 Exercisable   Date          Title             Shares

  (1)     Option (right to buy)                                     7/1/95        7/1/05     Common                   516

  (2)
  (3)


                                                     Table II -- Continued
          1. Title of Derivative Security                8. Price of     9.  Number of       10. Ownership     11. Nature of
             (Instr. 3)                                     Deriv-           Derivative         Form of            Indirect
                                                            ative            Securities         Derivative         Beneficial
                                                            Security         Beneficially       Security:          Ownership
                                                            (Instr.          Owned at End       Direct (D)         (Instr. 4)
                                                            5)               of Month           or Indirect
                                                                             (Instr. 4)         (I)
                                                                                                (Instr. 4)

  (1)     Option (right to buy)                                                     96,149          D
  (2)

  (3)

Explanation of Responses:

  * Indicated transactions related to the common stock options (the "NGC Options") granted by Newmont Gold Company (the "Newmont Gold") to Newmont Mining Corporation ("NMC") in connection with a transaction entered into by NMC and Newmont Gold on March 18, 1994 to combine the operations of NMC and Newmont Gold, effective as of January 1, 1994. The NGC Option grants and exercises reported herein result from exercise of comparable employee stock options of NMC.

** Indicated transactions reported herein resulted from the merger (the "Merger") of a wholly-owned subsidiary ("Sub") of NMC with and into Santa Fe Pacific Gold Corporation ("Santa Fe"). Immediately following the consummation of the Merger, NMC transferred to Newmont Gold all of the shares of common stock of the corporation surviving the Merger in exchange for additional shares of Newmont Gold common stock in an amount equal to the number of shares of Newmont Mining common stock issued to former Santa Fe stockholders in the Merger and additional NGC Options having the same terms as the options to acquire Santa Fe common stock assumed by Newmont Mining pursuant to the Merger as adjusted as contemplated by the Agreement and Plan of Merger dated as of March 10, 1997 among NMC, Sub and Santa Fe (except that the additional Newmont Gold Options will be exercisable for shares of Newmont Gold common stock while the assumed Santa Fe options will be exercisable for shares of Newmont Mining common stock) (such options as so assumed and adjusted are referred to herein as the "Assumed Options"). The NGC Option exercises reported herein result from exercise of Assumed Options. All of the above-described transactions relate to the transaction entered into by NMC and Newmont Gold in 1994 which resulted in the combination of the operations of NMC and Newmont Gold effective as of January 1, 1994 and which requires that at all times subsequent thereto the number of shares of Newmont Gold common stock owned by Newmont Mining equal the number of outstanding shares of Newmont Mining common stock.


                                                                   12/10/97
          /s/  Timothy J. Schmitt                                  ________
          **Signature of Reporting Person                          Date
            Title:  Vice President and Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.